UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DURATA THERAPEUTICS, INC.

(Name of Subject Company)

DURATA THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26658A107

(CUSIP Number of Class of Securities)

Paul R. Edick

Chief Executive Officer

Durata Therapeutics, Inc.

500 West Monroe Street, Suite 3300

Chicago, Illinois 60661

(312) 219-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian A. Johnson

Jay E. Bothwick

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, New York 10007

(212) 230-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Durata Therapeutics, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2014 (as heretofore amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Delaware Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Actavis plc, an Irish public limited company (“Actavis”), to acquire all of the outstanding shares of Common Stock (the “Shares”) at a purchase price of (a) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”) plus (b) one contractual contingent value right per Share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, without interest and net of applicable withholding taxes, if specified milestones are achieved (the Cash Consideration plus one CVR, referred to herein collectively as the “Offer Price”), subject to and in accordance with the terms and conditions of the CVR Agreement, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 17, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Actavis, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on October 17, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The Offer and all withdrawal rights thereunder expired at 12:00 midnight, New York City time, at the end of the day on November 14, 2014 (one minute after 11:59 p.m., New York City time, on November 14, 2014). The Offer was not extended. Computershare Trust Company, N.A., the depositary for the Offer, has advised that, as of the expiration of the Offer, a total of 21,358,208 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 79.7% of Shares issued and outstanding as of the expiration of the Offer. In addition, Notices of Guaranteed Delivery had been delivered in respect of 2,588,925 Shares, representing approximately 9.7% of the Shares issued and outstanding as of the expiration of the Offer. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition (as defined in the Merger Agreement). All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer. As the Minimum Condition and each of the other conditions to the Offer have been satisfied, Purchaser has accepted for payment all Shares which were validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser has advised the Company that it intends to consummate the Merger pursuant to the Merger Agreement on November 17, 2014 without a vote of our stockholders in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, (i) Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, and (ii) each Share issued and outstanding immediately prior to the Effective Time (other than (a) Shares owned by Parent, Purchaser or any wholly owned subsidiary of Parent or held by the Company as treasury stock, and (b) any Shares owned by stockholders who properly exercised their appraisal rights in accordance with the DGCL) will be canceled and converted automatically into the right to receive the Offer Price. Following the Merger, all Shares will be delisted from the NASDAQ Global Market.

The full text of the press release issued by Actavis on November 17, 2014, announcing the expiration and results of the Offer is filed as Exhibit (a)(11) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(11)	Press release, dated November 17, 2014 (incorporated by reference to Exhibit (a)(1)(J) to Amendment 3 to the Schedule TO filed with the SEC on November 17, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DURATA THERAPEUTICS, INC.

By:	/s/ Corey N. Fishman
Name:	Corey N. Fishman
Title:	Chief Operating Officer and Chief Financial Officer

Dated: November 17, 2014